FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, March  4, 2015

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O'Higgins 1449

Santiago, Chile

REF: 2015 Ordinary Shareholders’ Meeting

Dear Sir:

In accordance with article 63 under Chilean Companies Act Law N°18,046 (the Chilean Companies Act), I hereby inform you that the Board of Directors of Empresa Nacional de Electricidad S.A. (the “Company”), according to the company’s bylaws, has agreed to summon an Ordinary Shareholders’ Meeting for April 27, 2015 at 16:00 p.m. to be held at Hotel Intercontinental, located at Av. Vitacura N° 2885, Vitacura, Santiago, Chile.

The purpose of this Meeting is for the shareholders to acknowledge and rule the following issues:

1.        Approval of the Annual Report, Financial Statements and Reports of the External Auditors and Account Inspectors for the fiscal year ended December 31, 2014.

2.        Profit distribution for the period and dividend payment.

3.        Election of the Board of Directors.

4.        Compensation agreement change for the Directors’ Committee for year 2014 and its payment.

5.        Setting the Directors’ compensation.

6.        Setting the compensation of  the Directors’ Committee and the approval of its 2015 budget.

7.        Information on the Board of Directors’ Expenses, and the Annual Report on Management, Activities and Expenses of the Directors’ Committee.

8.        Appointment of an external auditing firm governed by Title XXVIII of the Securities Market Law 18,045.

9.        Election of two Account Inspectors and their alternates, as well as their compensation.

10.     Appointment of Risk Rating Agencies.

11.     Approval of the Investment and Financing Policy.

12.     Information on the Company’s Dividend Policy and procedure for dividends distribution.

13.     Information regarding agreements adopted by the Board of Directors in connection with transactions or contracts governed by Title XVI of the Chilean Companies Act Law 18,046.

14.    Information regarding processing, printing and delivery costs for the information required by Resolution N°1,816 of the Superintendence of Securities and Insurance.

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

15.     Other matters of interest and competence of the Ordinary Shareholders’ Meeting.

16.     Adoption of all the other resolutions needed for the proper implementation of the above mentioned resolutions.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.: -   Santiago Stock Exchange

-    Electronic Stock Exchange

-    Valparaíso Stock Exchange

-    Risk Classification Commission

-    Local Bondholders Representative

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: March 5, 2015